Exhibit 99.1

Axon Offers Bold New High-Risk, High-Reward Stock Performance Plan to Employees and Future Recruits

Employees bet on 5X company growth with first-of-its-kind plan

SCOTTSDALE, Ariz. December 19, 2018 – Today, Axon (Nasdaq: AAXN), the global leader in connected public safety technologies, announced its new eXponential Stock Performance Plan (XSPP), a unique compensation plan that gives its employees a new opportunity to align their pay directly with value creation for shareholders.

Earlier this year, Axon's shareholders approved an innovative new compensation plan where Axon CEO Rick Smith relinquished his salary and future stock grants until 2028, in return for an approach that only pays the CEO upon delivering outsized returns. Now, Axon is allowing every employee to participate in a bold compensation plan aligned to the same milestones.

“I’m excited to align employees to my CEO compensation plan and give everyone at Axon the chance to capture the benefits of achieving the incredible goals we’ve set for the next decade,” says Axon CEO and founder, Rick Smith. “This new approach encourages a long-term view of the company and will reward our talent twofold: with the stable base compensation enabled at a profitable technology company, as well as with the outsized long-term rewards expected at a fast-growing startup.”

“In a time when many companies are concentrating equity grants only among the senior ranks, Axon’s eXponential Stock Performance Plan is a bold, new approach to offering a meaningful share ownership opportunity to all employees and future recruits,” said Jon Burg, a partner with Aon Equity Services, an industry-leading group specializing in employee ownership strategies. “It combines the employee-friendly concepts of broad-based equity plans with rigorous, shareholder-friendly growth criteria, and a payout potential similar to the CEO’s compensation program. Most important, it encourages employees to adopt a long-term outlook, and to drive hard to grow the company exponentially. Investors and the public should applaud Axon for their thoughtful and innovative approach to share ownership, motivation, and sound corporate governance.”

“The market for star tech talent is brutally competitive. Attracting and keeping the best talent focused on developing solutions for law enforcement is key to achieving Axon's long-term vision,” said Hadi Partovi, chairman of the compensation committee for Axon's board of directors, and also CEO and founder of Code.org. “Axon is keenly interested in attracting developers and product leaders who are excited to bring new product lines from 0 to 1. This caliber of talent is often attracted to the outsized potential returns of a startup, and this plan makes Axon more attractive among that talent pool. I believe that this plan will be a big win for both employees and shareholders.”

The XSPP was developed with input from Axon's major shareholders, and awards under the XSPP will be subject to shareholder approval at a special meeting of shareholders, anticipated to be held in February of 2019. Axon's board of directors believes that the XSPP is in the best interest of Axon and its shareholders and recommends that Axon shareholders vote to approve the Axon Enterprise, Inc. 2019 Stock Incentive Plan (the “2019 Plan”) in order to facilitate the XSPP.

How it Works
Pursuant to the XSPP, all employees automatically receive a grant of 60 eXponential Stock Units (XSUs) under the 2019 Plan. Additionally, certain employees can allocate a portion of their future on-target earnings to be reassigned to additional XSUs. The number of XSUs an employee receives is based on a 3x risk multiplier which is then multiplied by the 9 year length of the program. The total number of XSUs received by an employee is then divided evenly into 12 tranches that vest at similar thresholds to the 2018 CEO Performance Award. If Axon hits its targets outlined in the plan, employees will receive rewards that are aligned with exceptional returns for shareholders. To learn more about the XSPP, please visit www.axon.com/company/news/xspp-faq.

Upcoming Shareholder Vote
Although the Axon board of directors has approved the 2019 Plan and the XSPP, the effectiveness of the 2019 Plan and the XSU awards are subject to the approval of Axon’s shareholders, who will be asked to approve the 2019 Plan at a special shareholder meeting that is currently expected to be held in February 2019. Anyone who is a shareholder of record or beneficial owner of Axon shares as of the record date (tentatively set for December 27, 2018) will be entitled to vote their shares at the special meeting and the 2019 Plan will only become effective if a majority of the votes cast are in favor of the proposal. If shareholder approval is not obtained at the special meeting, all XSU awards will automatically terminate and be forfeited. Axon has posted on its website and filed with the SEC a preliminary proxy statement (https://investor.axon.com/financials/sec-filings) providing details of the 2019 Plan and the XSPP along with additional materials for Axon shareholders.

Additional Information and Where to Find It
Axon plans to file with the SEC and furnish to its shareholders a definitive proxy statement and other related materials in connection with the proposed 2019 Plan (the "Proxy Statement") which is to be voted upon at a special meeting of shareholders (the "Special Meeting"). The Proxy Statement described above will contain important information about the 2019 Plan and related matters. AXON'S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND RELATED MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT AXON WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AXON, THE SPECIAL MEETING AND THE PLAN. Shareholders will be able to obtain for free these documents and other documents filed by Axon with the SEC at www.sec.gov. In addition, shareholders will be able to obtain for free these documents from Axon by contacting Axon’s Investor Relations department by email at ir@axon.com or by going to Axon’s Investor Relations website at investor.axon.com.

Participants in the Solicitation
The directors and executive officers of Axon may be deemed to be participants in the solicitation of proxies from shareholders of Axon in connection with the proposed Plan. The following directors and executive officers of the Company are participants in the Company's solicitation: Michael Garnreiter, Director; Hadi Partovi, Director; Mark W. Kroll, Director; Dr. Richard Carmona, Director; Bret Taylor, Director; Matthew McBrady, Director; Julie Anne Cullivan, Director; Patrick W. Smith, Director and Chief Executive Officer; Luke S. Larson, President; Jawad Ahsan, Chief Financial Officer; and Josh M. Isner, Chief Revenue Officer. None of such participants owns in excess of 1% of the Company's common stock except for Mr. Smith. Mr. Smith beneficially owns 1.4% of the Company's outstanding common stock. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting will be included in the Proxy Statement. We have engaged Innisfree M&A Incorporated to assist in the solicitation of proxies:
Innisfree M&A Incorporated
501 Madison Avenue
New York, NY 10022
Stockholders Call Toll Free:(888) 750-5834
International Callers:+1 (412) 232-3651

Information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting will be included in Axon’s proxy statement to be filed with the SEC.

About Axon
Axon is a network of devices, apps and people that helps public safety personnel become smarter and safer. With a mission of protecting life, our technologies give customers the confidence, focus and time they need to keep their communities safe. Our products impact every aspect of a public safety officer's day-to-day experience.

We work hard for those who put themselves in harm's way for all of us. To date, there are more than 325,200 software seats booked on the Axon network around the world and more than 209,000 lives and countless dollars have been saved with the Axon network of devices, apps and people. Learn more at www.axon.com or by calling (800) 978-2737.

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Axon, Axon Flex 2, Axon Evidence, the Delta Logo and Protect Life are trademarks of Axon Enterprise, Inc., some of which are registered in the US and other countries. For more information, visit www.axon.com/legal. All rights reserved.

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Note to Investors
Please visit http://investor.axon.com, https://www.axon.com/press,www.twitter.com/axon_us and https://www.facebook.com/Axon.ProtectLife/where Axon discloses information about the company, its financial information, and its business.

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